Exhibit 99.1

Sundial Growers and Alcanna Inc. Announce the Agreement to Revised Consideration Under the Proposed Plan of Arrangement

CALGARY, AB and EDMONTON, AB, Jan. 6, 2022 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial") and Alcanna Inc. (TSX: CLIQ) ("Alcanna") announce that Sundial has agreed to improve the consideration to be provided to Alcanna shareholders (the "Alcanna Shareholders") for their common shares of Alcanna (each, an "Alcanna Share") pursuant to the previously announced plan of arrangement under the Canada Business Corporations Act (the "Arrangement") by including a cash component.

Sundial and Alcanna have amended the arrangement agreement dated October 7, 2021 (the "Arrangement Agreement") to reflect the revised consideration, which provides that Alcanna Shareholders will receive, for each Alcanna Share held, 8.85 common shares of Sundial (each whole share, a "Sundial Share") and $1.50 in cash consideration (the "Revised Consideration"). The Revised Consideration represents a change from all share consideration to a cash and share consideration mix.  Based on this exchange ratio, the amount of cash consideration and the closing price of Sundial Shares on January 5, 2022 (converted to CAD$), the Revised Consideration represents a deemed value of approximately $8.43 per Alcanna Share (in comparison to a deemed value of approximately $8.37 per Alcanna Share as at January 5, 2022 pursuant to the prior consideration to be received under the Arrangement of 10.69 Sundial Shares for each Alcanna Share).

The deemed value implies an approximate 15.3% premium from the closing price of Alcanna Shares on the Toronto Stock Exchange as of January 5, 2022.

SPECIAL MEETING OF ALCANNA SHAREHOLDERS AND REVISED PROXY DEADLINE

The special meeting of Alcanna Shareholders remains scheduled on January 7, 2022 at 10 a.m. (Mountain Time) (the "Meeting") whereby Alcanna Shareholders will be asked to consider, and if deemed advisable, to pass a special resolution approving the Arrangement, as amended (the "Arrangement Resolution"). The Meeting is to be held in a virtual-only live audio webcast via https://web.lumiagm.com/213163286 (password "Alcanna 2021" (case sensitive)).

Alcanna's board of directors, in consultation with its legal and financial advisors, has unanimously approved the Revised Consideration and the amendment to the Arrangement Agreement and recommends that Alcanna Shareholders vote "FOR" the Arrangement Resolution.

The record date for determining the Alcanna Shareholders eligible to vote at the Meeting remains the close of business on November 9, 2021 (the "Record Date"). All votes previously cast will remain in their current form, however, all holders as of the Record Date will continue to have the flexibility to submit or amend their vote until a revised proxy cutoff time of 6:30 a.m. (MT) on January 7, 2022.

Alcanna will file a material change report describing the amendments to the Arrangement (the "Material Change Report") on Alcanna's SEDAR profile at www.sedar.com and on Alcanna's website at https://www.alcanna.com/ALCANNA-Special-Meeting-Materials.The Material Change Report, which will include a copy of this news release, will be deemed to be incorporated by reference in Alcanna's management information circular dated November 9, 2021 (the "Circular") and the Circular shall be deemed to be amended to reflect the amended terms set out in this news release in accordance with the interim order of the Court of Queen's Bench of Alberta dated November 9, 2021 (the "Interim Order"). The Circular and related meeting and proxy materials (together with the Circular, the "Meeting Materials") were filed on SEDAR under Alcanna's profile at www.sedar.com on November 15, 2021, mailed to Alcanna Shareholders as of the Record Date and also posted on Alcanna's website at https://www.alcanna.com/ALCANNA-Special-Meeting-Materials.

Additionally, a copy of the amending agreement dated January 6, 2022 (the "Amending Agreement") to the Arrangement Agreement will be filed shortly today and will be available under Alcanna's profile on SEDAR at www.sedar.com.  The amendment to the Arrangement Agreement includes an updated version of the plan of arrangement (the "Plan of Arrangement"), which reflects required revisions to account for the Revised Consideration.

Except as described in this news release, the elements of the Arrangement remain as described in the Circular, in all material respects. Notwithstanding anything to the contrary, all summaries of, and references to, the Arrangement in this news release are qualified in their entirety by reference to the complete text of the Plan of Arrangement (as amended), a copy of which will be attached to the Material Change Report.

Your vote is important regardless of the number of Alcanna Shares you own.

It is very important that you carefully read the Meeting Materials and vote your Alcanna Shares. You will be eligible to vote if you are an Alcanna Shareholder of record at the close of business on November 9, 2021. To ensure that your Alcanna Shares will be represented and voted at the Meeting, you should carefully follow the instructions provided in the Meeting Materials. All Alcanna Shareholders are encouraged to vote by proxy or in person (virtually) at the Meeting. The deadline for the receipt of proxies is 6:30 a.m. (Mountain Time) on January 7, 2022. However, Alcanna Shareholders are encouraged to vote their Alcanna Shares as soon as possible in advance of the Meeting. Detailed instructions on how to vote and how to participate in the Meeting are contained in the Meeting Materials.

HOW TO VOTE

Beneficial Shareholders

INTERNET: Go to www.proxyvote.com and enter your 16-digit control number found on your voting instruction form to vote online.

TELEPHONE: Call 1-800-474-7493 and enter your 16-digit control number found on your voting instruction form to vote by telephone.

Registered Shareholders

INTERNET: Go to http://login.odysseytrust.com/pxlogin, enter the 12-digit control number printed on the form of proxy and follow the instructions on screen to vote your Alcanna Shares.

FAX: Complete, sign and date the form of proxy and send it by fax to: 1-800-517-4553.

For Assistance with Voting

If you have any questions about voting your Alcanna Shares or need more information about the Arrangement, please contact Laurel Hill Advisory Group by email or at one of the numbers below:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside of North America Collect Calls Number: 416-304-0211

Email: assistance@laurelhill.com

CERTAIN TAX CONSIDERATIONS

THE REVISED CONSIDERATION IS EXPECTED TO HAVE income tax consequences to Alcanna Shareholders which are different than those described in the Circular.  OF PARTICULAR NOTE, THE DISPOSITION OF ALCANNA SHARES BY SHAREHOLDERS UNDER THE ARRANGEMENT WILL NOT QUALIFY FOR AN AUTOMATIC TAX-DEFERRED ROLLOVER FOR CANADIAN FEDERAL INCOME TAX PURPOSES AND U.S. FEDERAL INCOME TAX PURPOSES.  ALCANNA SHAREHOLDERS SHOULD REFER TO THE MATERIAL CHANGE REPORT THAT WILL BE FILED ON ALCANNA'S SEDAR profile AT WWW.SEDAR.COM And TO BE MADE AVAILABLE on Alcanna's website at https://www.alcanna.com/ALCANNA-Special-Meeting-Materials FOR UPDATED TAX DISCLOSURE SET OUT THEREIN UNDER THE HEADINGS "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" AND "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS" WHICH SUPERSEDES IN ITS ENTIRETY THE TAX DISCLOSURE SET OUT UNDER THE HEADINGS "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" AND "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS" IN THE CIRCULAR. SHAREHOLDERS ARE ADVISED TO DISREGARD THE SECTIONS OF THE CIRCULAR WITH THE HEADINGS "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" AND "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS" AND TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CANADIAN INCOME TAX CONSEQUENCES AND UNITED STATES INCOME TAX CONSEQUENCES TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY OTHER RELEVANT FOREIGN, PROVINCIAL, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

About Sundial Growers Inc.

Sundial is a public company with the Sundial Shares traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

About ALCANNA INC.

Alcanna is one of the largest private sector retailers of alcohol in North America and the largest in Canada by number of stores – operating locations in Alberta and British Columbia. Alcanna's majority-owned subsidiary, Nova Cannabis Inc. (TSX: NOVC), also operates approximately 74 cannabis retail stores in Alberta, Ontario, and Saskatchewan. The Alcanna Shares trade on the TSX under the symbol "CLIQ".

Additional information about Alcanna Inc. is available on SEDAR at www.sedar.com and its website at www.alcanna.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the current terms of the Arrangement; the market value of the consideration to be received by Alcanna Shareholders; and the anticipated timing and date of the Meeting.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Arrangement being completed on the terms and timeline currently anticipated or at all; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated or at all; the anticipated benefits of the Arrangement; and the receipt by Alcanna of necessary retail liquor and retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although Sundial believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Alcanna and/or Sundial will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Arrangement is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Arrangement are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Arrangement as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Alcanna does not receive the necessary retail liquor or cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Alcanna's business are contained under the heading "Risk Factors" in Alcanna's annual information form for the financial year ended December 31, 2020 dated March 25, 2021. Additional information regarding risks and uncertainties relating to Sundial's business are contained under "Item 3D Risk Factors" in Sundial's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 17, 2021. The forward-looking information included in this news release is made as of the date of this news release. Sundial does not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/06/c2574.html

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For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com; James Burns, Vice Chair & Chief Executive Officer, Alcanna Inc., Telephone: 1.587.460.1026, Email: james.burns@alcanna.com

CO: Sundial Growers Inc.

CNW 08:19e 06-JAN-22